Filed Pursuant to Rule 253(g)(2)

File No. 024-11179

Supplement No. 2 to Offering Circular dated June 4, 2020

Remembrance Group, Inc.

365 5th Ave South, Suite 201

Naples, FL 34102

(239) 666-3440

www.remembrancegroup.com

This Offering Circular Supplement No. 2 (the “Supplement No. 2”) relates to the Offering Circular of Remembrance Group, Inc. (the “Company”), dated June 4, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 1,200,000 shares of Series A Redeemable Preferred Stock at an offering price of $10.00 per share, for a maximum offering amount of $12,000,000. There is a minimum initial investment amount per investor of $5,000 for the series A preferred stock and any additional purchases must be made in increments of at least $100.

This Supplement should be read in conjunction with the Offering Circular, Offering Circular Supplement No. 1 filed with the Securities and Exchange Commission on September 25, 2020 (the “Prior Supplement”), and is qualified by reference to the Offering Circular and the Prior Supplement except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplement, and may not be delivered without the Offering Circular and the Prior Supplement.

This Supplement No. 2 is being filed to disclose the closing of the sale of a total of 4,361,607 shares of our Series B Preferred Stock and a total of 1,090,402 accompanying warrants in a private placement to accredited investors in which we raised a total of $3 million in new capital and cancelled a total of $1,885,000 of indebtedness and accrued interest thereon. The Series B Preferred Stock ranks senior to the Series A Preferred Stock with regard to any liquidation of our company. In connection with the private placement, we engaged Wilmington Capital Securities, LLC, a FINRA member and SEC registered broker dealer, to serve as our placement agent for the private placement. Michael Margolies, a director of our company, is a registered representative of Wilmington Capital Securities, LLC and may receive a portion of any commission payable by us to Wilmington Capital Securities, LLC in connection with the private placement.

The Supplement No.2 is also being filed to include the information set forth in the two attached reports on Form 1-U filed with the Securities and Exchange Commission on November 25, 2020 and December 4, 2020, respectively.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular, as supplemented by this Supplement No. 2, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 to Offering Circular is December 7, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 25, 2020 (November 13, 2020)

REMEMBRANCE GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware	46-3135405
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Ave South, Suite 201, Naples, FL 34102
(Full mailing address of principal executive offices)

(239) 666-3440
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series A Preferred Stock

ITEM 3.	MATERIAL MODIFICATION TO RIGHTS OF SHAREHOLDERS

Amended and Restated Certificate of Incorporation

On November 19, 2020, Remembrance Group, Inc. (the “Company”) filed an Amended and Restated Certificate of Incorporation (the “Amended Charter”) with the Secretary of State of the State of Delaware (i) to increase the authorized number of shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), from 20,000,000 to 40,000,000 and (ii) to authorize 10,000,000 shares of the Company’s preferred stock, $0.0001 par value per share, of which 1,200,000 shares have been designated as Series A Preferred Stock (the “Series A Preferred Stock”) and 4,500,000 shares have been designated as Series B Convertible Preferred Stock (the “Series B Convertible Preferred Stock”).

Although no shares of the Series A Preferred Stock, which has been qualified for sale under Regulation A (SEC File No. 024-11179), have been issued to date, the Series B Convertible Preferred Stock will rank senior to the Series A Preferred Stock with respect to the payment of dividends and amounts payable upon a liquidation of the Company.

The other material terms of the Series A Preferred Stock and the Series B Convertible Preferred Stock are as set forth in the Amended Charter, a copy of which is attached hereto as Exhibit 2.1.

ITEM 8. CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

Private Placement

The Company has conducted a closing of a “best efforts” private placement to accredited investors (as defined in Rule 501 of Regulation D promulgated under the Securities Act) (the “Private Placement”) pursuant to which it sold 2,575,892 shares (each a “Share” and, collectively, the “Shares”) of its Series B Convertible Preferred Stock at an offering price of $1.12 per Share, with accompanying five year warrants (the “Warrants”) to purchase an aggregate of 643,973 shares of Common Stock at an exercise price of $1.12 per share of Common Stock (with coverage being at a rate of 25%). Of the total number of securities sold, 1,683,035 of the Shares along with Warrants to purchase 420,759 shares of Common Stock were issued in exchange for $1,600,000 in principal amount of, and $285,000 in accrued but unpaid interest in, convertible notes and 892,857 of the Shares along with Warrants to purchase 223,214 shares of Common Stock were sold for an aggregate amount of $1,000,000

Under the Private Placement, the Company is required to redeem the Series B Convertible Preferred Stock on the last day of the 42nd month following the initial issuance of Series B Convertible Preferred Stock. Each Share is convertible at any time at the holder’s option into one (1) share of Common Stock (subject to customary anti-dilution adjustments). Each Share will automatically convert upon the consummation by the Company of a qualified offering in which the Company raises at least $20 million.

An SEC registered and FINRA member broker-dealer acted as placement agent with respect to the Private Placement and will receive a cash fee equal to 6% of the capital raised in the Private Placement from new investors. The broker-dealer will not receive any compensation with respect to securities issued upon conversion of the convertible notes.

The securities offered and sold were not registered under the Securities Act of 1933, as amended (the “Securities Act”),and were sold pursuant to an exemption from registration provided under Section 4(a)(2) of the Securities Act and Regulation D, Rule 506(b) promulgated thereunder.

EXHIBITS

2.1	Amended and Restated Certificate of Incorporation of Remembrance Group, Inc.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 25, 2020	REMEMBRANCE GROUP, INC.

	By:	/s/ Dennis L. Smith
Dennis L. Smith Chief Executive Officer

3

Exhibit 2.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

REMEMBRANCE GROUP, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Remembrance Group, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Remembrance Group, Inc., and that this corporation was originally formed pursuant to the Limited Liability Company Act of the State of Delaware on December 11, 2012, under the name PF Management Services, LLC, which was subsequently converted from a limited liability company to a corporation and incorporated pursuant to the DGCL on February 1, 2020, under the name Remembrance Group, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

NAME

The name of the corporation is Remembrance Group, Inc. (the “Corporation”).

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 1201 North Orange Street, Suite 600, Wilmington, New Castle, Delaware 19801. The name of the registered agent of the Corporation at such address is Agents and Corporations, Inc.

ARTICLE III

PURPOSE

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

The total number of shares of Common Stock which the Corporation is authorized to issue is 40,000,000, at a par value of $0.0001 per share, and the total number of shares of Preferred Stock which the Corporation is authorized to issue is 10,000,000, at a par value of $0.0001 per share.

The Board of Directors is hereby expressly authorized to provide out of the unissued shares of Preferred Stock for one or more series of Preferred Stock and, with respect to each such series, to fix: (a) the number of shares constituting such series, (b) the designation of such series, (c) the voting powers, if any, of the shares of such series, and (d) the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences, and relative, participating, optional, and other special rights of each series of Preferred Stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series of Preferred Stock at any time outstanding.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this “Restated Certificate”) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the DGCL. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of Common Stock of the Corporation representing a majority of the votes represented by all outstanding shares of Common Stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

B. SERIES A PREFERRED STOCK

Unless otherwise indicated, references to “Sections” or “Subsections” in this Part B of this Article IV refer to sections and subsections of Part B of this Article IV. The rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Series A Preferred Stock are as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as “Series A Preferred Stock” (the “Series A Preferred Stock”), and the number of shares constituting such series shall be 1,200,000. The rights, preferences, powers, restrictions, and limitations of the Series A Preferred Stock shall be as set forth in this Article V.

2. Dividends.

2.1. Accrual and Payment of Dividends. From and after the date on which the Corporation issues a share of Series A Preferred Stock (for each such share, a “Series A Date of Issuance”), cumulative dividends (the “Series A Preferred Dividend”) on such share shall accrue, whether or not declared by the Board of Directors and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 7.00% per annum on the sum of $10.00 (the “Series A Original Issue Price”), plus all accrued and unpaid dividends thereon; provided, however, that the rate at which Series A Preferred Dividends accrue on a share of Series A Preferred Stock shall be increased to 10.00% per annum for that share of Series A Preferred Stock upon either: (i) the Corporation’s failure to pay any Series A Dividend on that share of Series A Preferred Stock declared by the Board of Directors to be paid; or (ii) the Corporation’s failure to redeem that share of Series A Preferred Stock in accordance with Section 5.2 of this Part B of Article IV. All accrued dividends on any share of Series A Preferred Stock to be paid in cash shall be paid only when, as, and if declared by the Board of Directors out of funds legally available therefor, or upon a liquidation or redemption of the share of Series A Preferred Stock in accordance with the provisions of Section 3 or Section 5 of this Part B of Article IV; provided, however, that to the extent Series A Preferred Dividends are not paid on a share of Series A Preferred Stock on March 15, June 15, September 15, and December 15 of each calendar year after the Series A Date of Issuance (each such date, a “Series A Dividend Payment Date”), all accrued and unpaid dividends on such share of Series A Preferred Stock shall accumulate and compound on the applicable Series A Dividend Payment Date, whether or not declared by the Board of Directors, and shall remain accumulated, compounding dividends until paid pursuant hereto. All accrued and unpaid dividends on the shares of Series A Preferred Stock shall be junior to any dividend on any shares of Series B Preferred Stock and prior to and in preference to any dividend on any shares of Common Stock or any other class or series of securities of the Corporation, the terms of which do not expressly provide that such class or series of securities ranks senior to or on parity with the Series A Preferred Stock in rights, preferences, or privileges (including with respect to dividends, liquidation, redemption, or voting) (collectively, the “Junior Securities”) and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any Junior Securities, other than to: (x) declare or pay any dividend or distribution payable on the Common Stock in shares of Common Stock or (y) repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase.

2.2. Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of Series A Preferred Dividends accrued with respect to the issued and outstanding shares of Series A Preferred Stock, such payment shall be distributed pro rata among all holders of Series A Preferred Stock based upon the aggregate accrued and unpaid dividends on the shares of Series A Preferred Stock held by each such holder.

3. Liquidation.

3.1. Liquidation; Deemed Liquidation.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation (a “Liquidation”), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, after payment shall be made to the holders of the Series B Preferred Stock and before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash per share of Series A Preferred Stock equal to 150% of the Series A Original Issue Price of such share of Series A Preferred Stock, plus all accrued and unpaid dividends on such share of Series A Preferred Stock (whether or not declared).

(b) No Deemed Liquidation. Unless otherwise determined by the Board of Directors of the Corporation, neither the sale, conveyance, exchange, or transfer (for cash, shares of stock, securities, or other consideration) of all or substantially all of the assets of the Corporation (other than in connection with the liquidation, winding up, or dissolution of its business), nor the merger, consolidation, or other business combination of the Corporation with any other Person, shall be deemed to be a liquidation, winding up, or dissolution, voluntary or involuntary, of the Corporation for the purposes of this Section 3. “Person” shall mean an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association, or other entity.

3.2. No Participation With Common Stock on Liquidation. After payment in full of all preferential amounts required to be paid to the holders of Series A Preferred Stock upon a Liquidation under Section 3.1, the holders of shares of Series A Preferred Stock then outstanding shall not be entitled to any further dividend or distribution from the Corporation and shall not participate with the holders of Common Stock then outstanding in any subsequent distributions or dividends, and the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock then outstanding, pro rata based on the number of shares held by each such holder.

3.3. Insufficient Assets. Upon any Liquidation, if the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the shares of Series A Preferred Stock the full preferential amount to which they are entitled under Section 3.1, then, assuming the holders of the shares of Series B Preferred Stock have been paid the full preferential amount to which they are entitled under Section 4.1 of Part C of this Article IV: (a) the holders of the shares of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series A Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities, including, but not limited to, the holders of Common Stock.

3.4. Notice. In the event of any Liquidation, the Corporation shall, within 10 days of the date the Board of Directors approves the Liquidation, or no later than 20 days of any stockholders’ meeting called to approve the Liquidation, whichever is earlier, give each holder of shares of Series A Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of shares of Series A Preferred Stock upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the notice shall occur, the Corporation shall promptly give written notice to each holder of shares of Series A Preferred Stock of such material change.

4. Voting.

4.1. Voting Generally. The holders of shares of Series A Preferred Stock shall not be entitled to vote with respect to their shares of Series A Preferred Stock on any matter except as required by the DGCL. As to all matters for which voting by class or series is specifically required by the DGCL, each outstanding share of Series A Preferred Stock shall be entitled to one vote.

4.2. Special Voting Rights. Without the prior written consent of the holders of two-thirds of the then outstanding shares of Series A Preferred Stock, voting separately as a single class with one vote per share of Series A Preferred Stock, in person or by proxy, either in writing without a meeting or at an annual or special meeting of such stockholders, and any other applicable stockholder approval requirements required by law, the Corporation shall not take any of the actions described in this Section 4.2 (any such action without such prior written consent being null and void ab initio and of no force or effect) as follows:

(a) other than with respect to the Series B Preferred Stock or the issuance, authorization, or creation of any Preferred Stock of the Corporation in connection with any stockholder rights plan that may be adopted by the Corporation, issue, create, or authorize the creation or issuance of, any class or series of capital stock of the Corporation (or any security convertible into or exercisable for any class or series of capital stock of the Corporation) that ranks senior to the Series A Preferred Stock in rights, preferences, or privileges (including with respect to dividends, liquidation, redemption, or voting) (“Senior Securities”);

(b) increase the number of authorized shares of Senior Securities or authorize the issuance of or issue any shares of Senior Securities; or

(c) agree or commit to do any of the foregoing.

5. Redemption.

5.1. Series A Corporation Redemption.

(a) Series A Corporation Redemption. At any time after the Series A Date of Issuance of the first share of Series A Preferred Stock issued by the Corporation, the Corporation shall have the right to elect, out of funds legally available therefor, to redeem all or any portion of the then outstanding shares of Series A Preferred Stock for a price per share equal to 150% of the Series A Original Issue Price of each such share of Series A Preferred Stock, plus all accrued and unpaid dividends on such share (whether or not declared) (such amount, as of the applicable Corporation Redemption Date (as defined below) or Holder Redemption Date (as defined below), as applicable, the “Series A Redemption Consideration”).

(b) Corporation Redemption Notice. If the Corporation elects to exercise its redemption right described in Section 5.1(a), the Corporation shall mail notice of its election to redeem Series A Preferred Stock (the “Series A Corporation Redemption Notice”) pursuant to the provisions of this Section 5.1, not less than 30 days and not more than 90 days before the applicable Series A Corporation Redemption Date, to the holders of Series A Preferred Stock as their names appear (as of the close of business on the business day immediately preceding the day on which notice is given) on the books of the Corporation at the respective addresses of the holders shown therein. Any Series A Corporation Redemption Notice provided to a holder of Series A Preferred Stock pursuant to the provisions of this Section 5.1 shall state:

(i) the date on which such redemption shall occur (the “Series A Corporation Redemption Date”),

(ii) the number of shares of Series A Preferred Stock to be redeemed from such holder, and

(iii) the applicable Series A Redemption Consideration.

(c) Number Redeemed. If the Corporation elects to redeem fewer than all of the outstanding shares of Series A Preferred Stock pursuant to the provisions of this Section 5.1, the number of shares of Series A Preferred Stock to be redeemed shall be determined by the Corporation in a manner consistent with the applicable provisions of this Restated Certificate. The shares of Series A Preferred Stock not redeemed shall remain issued and outstanding.

(d) Deposit with Paying Agent. If the Corporation gives a Series A Corporation Redemption Notice as to which all conditions have been satisfied, no later than the opening of business on the Series A Corporation Redemption Date, the Corporation shall deposit with its transfer agent, acting in its capacity as paying agent for the Series A Preferred Stock, and its successors and assigns, or any other person appointed to serve as paying agent by the Corporation (the “Paying Agent”), funds sufficient to pay the Series A Redemption Consideration as to which such Series A Corporation Redemption Notice shall have been given, and the Corporation shall, at the time of such deposit, give the Paying Agent irrevocable instructions and authority to pay the applicable Series A Redemption Consideration to the holders of Series A Preferred Stock to be redeemed as set forth in the Series A Corporation Redemption Notice. If the Series A Corporation Redemption Notice shall have been given, then from and after the Series A Corporation Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Series A Corporation Redemption Notice to all holders who submit their shares of Series A Preferred Stock for redemption:

(i) all dividends on such shares of Series A Preferred Stock to be redeemed shall cease to accrue;

(ii) shares of Series A Preferred Stock to be redeemed shall be deemed to no longer be issued or outstanding; and

(iii) all rights with respect to such shares of Series A Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of holders thereof to receive the Redemption Consideration.

Notwithstanding any Series A Corporation Redemption Notice, there shall be no redemption of any shares of Series A Preferred Stock called for redemption in such notice until funds sufficient to pay the full Redemption Consideration for such shares shall have been deposited by the Corporation with the Paying Agent.

5.2. Series A Holder Redemption.

(a) Series A Holder Redemption. At any time on or after the fifth anniversary of the Series A Date of Issuance of the first share of Series A Preferred Stock issued by the Corporation, any holder of shares of Series A Preferred Stock shall have the right to elect to have, out of funds legally available therefor, all (but not less than all) of such holder’s then outstanding shares of Series A Preferred Stock redeemed by the Corporation (the “Series A Holder Redemption Right”) for a price per share equal to the Redemption Consideration with respect thereto.

(b) Series A Holder Redemption Notice. A holder of shares of Series A Preferred Stock may exercise the Series A Holder Redemption Right by delivering a fully executed notice of redemption (the “Series A Holder Redemption Notice) to the Secretary (or, if there is no Secretary, the Chief Executive Officer) of the Corporation at its principal office by certified mail, postage prepaid, at least 30 days before the date fixed for redemption in the Holder Redemption Notice (such date, the “Series A Holder Redemption Date”). Such Series A Holder Redemption Notice must set forth the Series A Holder Redemption Date as of which such holder desires to exercise the Series A Holder Redemption Right.

(c) Deposit with Paying Agent. If the Corporation is required to redeem shares of Series A Preferred Stock due to a stockholder exercising its Holder Redemption Right pursuant to the provisions of this Section 5.2, then no later than the opening of business on the Holder Redemption Date, the Corporation shall deposit with the Paying Agent the Redemption Consideration in cash sufficient to redeem the shares of Series A Preferred Stock as to which such Holder Redemption Notice shall have been given, and the Corporation shall, at the time of such deposit, give the Paying Agent irrevocable instructions and authority to deliver the applicable Redemption Consideration to such holder. If, after the Corporation receives a Holder Redemption Notice, the Corporation deposits with the Paying Agent funds sufficient to redeem the shares of Series A Preferred Stock as to which such Holder Redemption Notice shall have been given, then from and after the Holder Redemption Date:

(i) all dividends on such Series A Preferred Stock shall cease to accrue;

(ii) such shares of Series A Preferred Stock shall be deemed to no longer be issued or outstanding; and

(iii) all rights with respect to such shares of Series A Preferred Stock to be redeemed, including the rights, if any, to receive notices, will cease and terminate, except only the rights of such holder thereof to receive the Redemption Consideration.

Notwithstanding any Holder Redemption Notice, there shall be no redemption of any shares of Series A Preferred Stock called for redemption in such notice until funds sufficient to pay the full Redemption Consideration of such shares shall have been deposited by the Corporation with the Paying Agent.

5.3. Interest Income and Unclaimed Funds. The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Consideration), and no holder of shares of Series A Preferred Stock shall have any claim to any such interest income (other than interest income required to pay the Redemption Consideration). Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of shares of Series A Preferred Stock, that remain unclaimed or unpaid more than two years after the applicable Series A Corporation Redemption Date or Holder Redemption Date shall be, to the extent permitted by applicable law, repaid to the Corporation upon its written request. After such repayment, the holder(s) entitled to receive such funds shall have recourse only against the Corporation.

6. Conversion. The holders of shares of Series A Preferred Stock shall have no right to convert all or any portion of shares of Series A Preferred Stock into Common Stock or any other securities issued or authorized to be issued by the Corporation.

7. Notices. Any notice required or permitted by the provisions of Part B of this Article IV to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

C. SERIES B PREFERRED STOCK

Unless otherwise indicated, references to “Sections” or “Subsections” in this Part C of this Article IV refer to sections and subsections of Part C of this Article IV. The rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Series B Preferred Stock are as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as “Series B Convertible Preferred Stock” (the “Series B Preferred Stock”), and the number of shares constituting such series shall be 4,500,000.

2. Ranking. The Series B Preferred Stock will, with respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up of the Corporation, rank senior to the Common Stock, the Series A Preferred Stock and any Junior Securities to the extent provided in this Restated Certificate.

3. Dividends.

3.1. Accrual and Payment of Dividends. From and after the date that is six months after the Corporation issues a share of Series B Converible Preferred Stock (for each such share, a “Series B Date of Issuance”), cumulative dividends (the “Series B Preferred Dividend”) on such share shall begin to accrue, whether or not declared by the Board of Directors and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of 12.00% per annum on the sum of $1.12 (the “Original Issue Price”). One-third (1/3) of the Series B Preferred Dividend (i.e., four percent (4%)) shall be payable in cash on a quarterly basis. The remaining two-thirds (2/3) of the Series B Preferred Dividend (i.e., eight percent (8%)) shall accrue until the Series B Converible Preferred Stock is converted into Common Stock of the Company and, at such time, shall also be converted into Common Stock of the Company. All accrued dividends on any share of Series B Preferred Stock to be paid in cash shall be paid only when, as, and if declared by the Board of Directors out of funds legally available therefor, or upon a liquidation or redemption of the share of Series B Preferred Stock in accordance with the provisions of Section 7.3 or Section 7.5 of Part C of this Article VI; provided, however, that to the extent Series B Convertible Preferred Dividends are not paid on a share of Series B Preferred Stock on March 15, June 15, September 15, and December 15 of each calendar year beginning after the six month anniversary of the Series B Date of Issuance (each such date, a “Series B Dividend Payment Date”), all accrued and unpaid dividends on such share of Series B Preferred Stock shall accumulate and compound on the applicable Series B Dividend Payment Date, whether or not declared by the Board of Directors, and shall remain accumulated, compounding dividends until paid pursuant hereto. All accrued and unpaid dividends on the shares of Series B Preferred Stock shall be senior to any dividend on any shares of Series A Preferred Stock and prior to and in preference to any dividend on any shares of Common Stock or any Junior Securities and shall be fully declared and paid before any dividends are declared and paid, or any other distributions or redemptions are made, on any Junior Securities, other than to: (x) declare or pay any dividend or distribution payable on the Common Stock in shares of Common Stock or (y) repurchase Common Stock held by employees or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase.

3.2. Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of Series B Convertible Preferred Dividends accrued with respect to the issued and outstanding shares of Series B Preferred Stock, such payment shall be distributed pro rata among all holders of shares of Series B Preferred Stock based upon the aggregate accrued and unpaid dividends on the shares of Series B Preferred Stock held by each such holder.

4. Liquidation.

4.1. Liquidation; Deemed Liquidation.

(a) Liquidation. In the event of any Liquidation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash per share of Series B Preferred Stock equal to the Series B Original Issue Price of such share of Series B Preferred Stock, plus all accrued and unpaid dividends on such share of Series B Preferred Stock (whether or not declared).

(b) Deemed Liquidation. The sale, conveyance, exchange, or transfer (for cash, shares of stock, securities, or other consideration) of all or substantially all of the assets of the Corporation (other than in connection with the liquidation, winding up, or dissolution of its business), or the merger, consolidation, or other business combination of the Corporation with any other Person, shall be deemed to be a liquidation, winding up, or dissolution, voluntary or involuntary, of the Corporation for the purposes of this Section 4.

4.2. No Participation With Common Stock on Liquidation. After payment in full of all preferential amounts required to be paid to the holders of shares of Series B Preferred Stock upon a Liquidation under Section 4.1, the holders of shares of Series B Preferred Stock then outstanding shall not be entitled to any further dividend or distribution from the Corporation and shall not participate with the holders of Common Stock then outstanding in any subsequent distributions or dividends, and the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock then outstanding, pro rata based on the number of shares held by each such holder.

4.3. Insufficient Assets. Upon any Liquidation, if the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the shares of Series B Preferred Stock the full preferential amount to which they are entitled under Section 4.1, then: (a) the holders of the shares of Series B Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect of the Series B Preferred Stock in the aggregate upon such Liquidation if all amounts payable on or with respect to such shares were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities, including, but not limited to, the holders of Common Stock of the Series A Preferred Stock.

4.4. Notice. In the event of any Liquidation, the Corporation shall, within 10 days of the date the Board of Directors approves the Liquidation, or no later than 20 days of any stockholders’ meeting called to approve the Liquidation, whichever is earlier, give each holder of shares of Series B Preferred Stock written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of shares of Series B Preferred Stock upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the notice shall occur, the Corporation shall promptly give written notice to each holder of shares of Series B Preferred Stock of such material change. The holders of Series B Preferred Stock shall have the right to convert their shares of Series B Preferred Stock into shares of Common Stock in accordance with Section 7.1 at any time prior to the date set by the Corporation for this purpose in the notice of Liquidation provided to the holders of Series B Preferred Stock pursuant to this Section 4.4.

5.	Voting. The holders of shares of Series B Preferred Stock shall not be entitled to vote with respect to their shares of Series B Preferred Stock on any matter except as required by the DGCL; provided, however, that the consent of the holders of a majority of the then outstanding Series B Preferred Stock shall be required to (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock; (b) amend this Restated Certificate in any manner that adversely affects any rights of the holder of shares of Series B Preferred Stock; (c) increase the number of authorized shares of Series B Preferred; (d) other than the issuance, authorization, or creation of any Preferred Stock of the Corporation in connection with any stockholder rights plan that may be adopted by the Corporation, issue, create, or authorize the creation or issuance of, any class or series of capital stock of the Corporation (or any security convertible into or exercisable for any class or series of capital stock of the Corporation) that are Senior Securities; (e) increase the number of authorized shares of Senior Securities or authorize the issuance of or issue any shares of Senior Securities; or (f) agree or commit to do any of the foregoing.

6.	Mandatory Redemption.

6.1. Corporation Redemption. At any time after the last day of the 42nd month following the Date of Issuance of the first share of Series B Preferred Stock issued by the Corporation, the Corporation shall have the right to elect, out of funds legally available therefor, to redeem all or any portion of the then outstanding shares of Series B Preferred Stock for a price per share equal to Original Issue Price of each such share of Series B Preferred Stock, plus all accrued and unpaid dividends on such share (whether or not declared) (such amount, as of the applicable Corporation Redemption Date (as defined below) or Holder Redemption Date (as defined below), as applicable, the “Redemption Consideration”).

(b) Corporation Redemption Notice. If the Corporation elects to exercise its redemption right described in Section 7.6.1(a), the Corporation shall mail notice of its election to redeem Series B Preferred Stock (the “Corporation Redemption Notice”) pursuant to the provisions of this Section 6.1, not less than 30 days and not more than 90 days before the applicable Corporation Redemption Date, to the holders of Series B Preferred Stock as their names appear (as of the close of business on the business day immediately preceding the day on which notice is given) on the books of the Corporation at the respective addresses of the holders shown therein. Any Corporation Redemption Notice provided to a holder of Series B Preferred Stock pursuant to the provisions of this Section 6.1 shall state:

(i) the date on which such redemption shall occur (the “Corporation Redemption Date”),

(ii) the number of shares of Series B Preferred Stock to be redeemed from such holder, and

(iii) the applicable Redemption Consideration.

The holders of Series B Preferred Stock shall have the right to convert their shares of Series B Preferred Stock into shares of Common Stock in accordance with Section 7.1 at any time prior to the date set by the Corporation for this purpose in the notice of redemption provided to the holders of Series B Preferred Stock pursuant to this Section 6.1(b).

(c) Number Redeemed. If the Corporation elects to redeem fewer than all of the outstanding shares of Series B Preferred Stock pursuant to the provisions of this Section 5.1, the number of shares of Series B Preferred Stock to be redeemed shall be determined by the Corporation in a manner consistent with the applicable provisions of this Restated Certificate. The shares of Series B Preferred Stock not redeemed shall remain issued and outstanding.

(d) Deposit with Paying Agent. If the Corporation gives a Corporation Redemption Notice as to which all conditions have been satisfied, no later than the opening of business on the Corporation Redemption Date, the Corporation shall deposit with its transfer agent, acting in its capacity as paying agent for the Series B Preferred Stock, and its successors and assigns, or any other person appointed to serve as paying agent by the Corporation (the “Paying Agent”), funds sufficient to pay the Redemption Consideration as to which such Corporation Redemption Notice shall have been given, and the Corporation shall, at the time of such deposit, give the Paying Agent irrevocable instructions and authority to pay the applicable Redemption Consideration to the holders of Series B Preferred Stock to be redeemed as set forth in the Corporation Redemption Notice. If the Corporation Redemption Notice shall have been given, then from and after the Corporation Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Corporation Redemption Notice to all holders who submit their shares of Series B Preferred Stock for redemption:

(i) all dividends on such shares of Series B Preferred Stock to be redeemed shall cease to accrue;

(ii) shares of Series B Preferred Stock to be redeemed shall be deemed to no longer be issued or outstanding; and

(iii) all rights with respect to such shares of Series B Preferred Stock to be redeemed, including the rights, if any, to receive notices, will terminate, except only the rights of holders thereof to receive the Redemption Consideration.

Notwithstanding any Corporation Redemption Notice, there shall be no redemption of any shares of Series B Preferred Stock called for redemption in such notice until funds sufficient to pay the full Redemption Consideration for such shares shall have been deposited by the Corporation with the Paying Agent.

6.2. Interest Income and Unclaimed Funds. The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Series B Redemption Consideration), and no holder of shares of Series B Preferred Stock shall have any claim to any such interest income (other than interest income required to pay the Series B Redemption Consideration). Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of shares of Series B Preferred Stock, that remain unclaimed or unpaid more than two years after the applicable Series B Corporation Redemption Date shall be, to the extent permitted by applicable law, repaid to the Corporation upon its written request. After such repayment, the holder(s) entitled to receive such funds shall have recourse only against the Corporation.

7.	Conversion.

7.1.	Conversion at Holder’s Option.

(a) Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B Original Issue Price plus accrued, but unpaid, dividends thereon by the Series B Conversion Price (as defined below) in effect at the time of conversion. The “Series B Conversion Price” shall initially be equal to $1.12. Such initial Series B Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment for any stock splits, stock combinations, stock dividend, recapitalization or similar transaction, or as otherwise provided in this Restated Certificate.

(b)	Holders’ Conversion Procedures.

(i) Holders of shares of Series B Preferred Stock may convert some or all of their shares by surrendering to the Corporation at its principal office or at the office of its transfer agent, as may be designated by the Board of Directors, the certificate or certificates for the shares of Series B Preferred Stock to be converted, accompanied by a written notice stating that the holder of Series B Preferred Stock elects to convert all or a specified whole number of those shares in accordance with the provisions described in this Section 7.1(b)(i) and specifying the name or names in which the holder wishes the certificate or certificates for the shares of Common Stock to be issued. If the notice specifies a name or names other than the name of the holder, the notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in that name or names. Other than such transfer taxes, the Corporation shall pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series B Preferred Stock. The date on which the Corporation has received all of the surrendered certificate or certificates the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to the Corporation’s satisfaction that those taxes have been paid, shall be deemed the conversion date (the “Conversion Date”) with respect to a share of Series B Preferred Stock. As promptly as practicable after the Conversion Date with respect to any shares of Series B Preferred Stock, the Corporation shall deliver or cause to be delivered (A) certificates representing the number of validly issued, fully paid and non-assessable shares of Common Stock to which the holders of shares of such Series B Preferred Stock, or the transferee of the holder of such shares of Series B Preferred Stock, shall be entitled and (B) if less than the full number of shares of Series B Preferred Stock represented by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares represented by the surrendered certificate or certificates, less the number of shares being converted. This conversion shall be deemed to have been made at the close of business on the Conversion Date so that the rights of the holder as to the shares being converted shall cease except for the right to receive the conversion value, and, if applicable, the Person entitled to receive shares of Common Stock shall be treated for all purposes as having become the record holder of those shares of Common Stock at that time on that date.

(ii) In lieu of the foregoing procedures, (A) if the Series B Preferred Stock is held in global certificate form, the holder must comply with the procedures of the Depository Trust Corporation to convert its beneficial interest in respect of the Series B Preferred Stock represented by a global stock certificate of the Series B Preferred Stock and (B) if the Series B Preferred Stock is held in book entry form at the Corporation’s transfer agent, the holder must comply with the procedures of the Company’s transfer agent to convert such holder’s Series B Preferred Stock into Common Stock.

(iii) If more than one share of Series B Preferred Stock is surrendered for conversion by the same holder at the same time, the number of whole shares of Common Stock issuable upon conversion of those shares of Series B Preferred Stock shall be computed on the basis of the total number of shares of Series B Preferred Stock so surrendered.

7.2.	Mandatory Conversion.

(a) Upon the occurrence of any of the following events (each a “Mandatory Conversion Event”) (a) the closing of a Qualified Financing (as defined below), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”), then (i) all outstanding shares of Series B Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 7.1(a). and (ii) such shares may not be reissued by the Corporation. A “Qualified Financing” shall mean any transaction involving the issuance or sale of Common Stock after the Series A Original Issue Date that would result in at least $20,000,000 in gross proceeds to the Corporation.

(b) From and after the Mandatory Conversion Time, the only rights of a holder with respect to the Series B Preferred Stock shall be the right to receive the Common Stock as provided in this Restated Certificate.

(c)	Holders’ Conversion Procedures.

(i) The Corporation shall provide a notice of the Mandatory Conversion Event promptly after the occurrence of such event.

(ii) The conversion by a holder of the shares of the Series B Preferred Stock to shares of Common Stock shall be effected by such holder surrendering to the Corporation at its principal office or at the office of its transfer agent, as may be designated by the Board of Directors, the certificate or certificates for the shares of Series B Preferred Stock to be converted, accompanied by a duly signed stock power (together with such guarantees as may be required by the Corporation or its transfer agent) and specifying the name or names in which the holder wishes the certificate or certificates for the shares of Common Stock to be issued. If the notice specifies a name or names other than the name of the holder, the notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in that name or names. Other than such transfer taxes, the Corporation shall pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series B Preferred Stock. As promptly as practicable after the receipt of such certificates and documents from a holder of shares of the Series B Preferred Stock, the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and non-assessable shares of Common Stock to which such holder of shares of such Series B Preferred Stock, or the transferee of such holder of such shares of Series B Preferred Stock, shall be entitled. This conversion shall be deemed to have been made at the close of business on the date of the Mandatory Conversion Event so that the rights of the holder as to the shares being converted shall cease except for the right to receive the conversion value, and, if applicable, the person entitled to receive shares of Common Stock shall be treated for all purposes as having become the record holder of those shares of Common Stock at that time on that date.

(iii) In lieu of the foregoing procedures, (A) if the Series B Preferred Stock is held in global certificate form, the holder must comply with the procedures of the Depository Trust Corporation to convert its beneficial interest in respect of the Series B Preferred Stock represented by a global stock certificate of the Series B Preferred Stock and (B) if the Series B Preferred Stock is held in book entry form at the Corporation’s transfer agent, the holder must comply with the procedures of the Company’s transfer agent to convert such holder’s Series B Preferred Stock into Common Stock.

(iv) If more than one share of Series B Preferred Stock is surrendered for conversion by the same holder at the same time, the number of whole shares of Common Stock issuable upon conversion of those shares of Series B Preferred Stock shall be computed on the basis of the total number of shares of Series B Preferred Stock so surrendered.

7.3 Conversion Limitations. The Corporation shall not effect a conversion pursuant to Section 7.1 or Section 7.2 to the extent that the Corporation does not have sufficient authorized shares of Common Stock. If necessary, the Corporation shall use its commercially reasonable efforts to file an amendment to this Restated Certificate as promptly as possible to increase its authorized shares of Common Stock to reserve a sufficient number of shares to effectuate conversion in accordance with Section 7.1, Section 7.2 and Section 7.4.

7.4 Reservation of Shares. Subject to the filing of an amendment to this Restated Certificate in accordance with Section 7.3, if required, the Corporation shall at all times reserve and keep available, free from preemptive rights out of the Corporation’s authorized but unissued shares of capital stock, for issuance upon the conversion of shares of Series B Preferred Stock, a number of the Corporation’s authorized but unissued shares of Common Stock that shall from time to time be sufficient to permit the conversion of all outstanding shares of Series B Preferred Stock.

7.5 Compliance with Laws; Validity, etc., of Common Stock. Before the delivery of any securities upon conversion of shares of Series B Preferred Stock, the Corporation shall comply with all applicable federal and state laws and regulations. All shares of Common Stock delivered upon conversion of shares of Series B Preferred Stock shall, upon delivery, be duly and validly issued, fully paid and non-assessable, free of all liens and charges, not subject to any preemptive rights and without restriction (whether under Rule 144 or otherwise).

7.6. Adjustments. If the Corporation at any time after the date of issue of the Series B Preferred Stock (i) declares a dividend or makes a distribution on its Common Stock payable in shares of Common Stock, (ii) subdivides or splits the outstanding shares of Common Stock, (iii) combines or reclassifies the outstanding shares of Common Stock into a smaller number of shares, (iv) issues any shares of its capital stock in a reclassification of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), (v) effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, or (vi) consolidates with, merges with or into or is converted into any other person, the Conversion Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, split, combination, consolidation, conversion, sale, merger or reclassification shall be adjusted so that the conversion of the Series B Preferred Stock after such time shall entitle the holder to receive the aggregate number of shares of Common Stock or other securities of the Corporation (or shares of any security into which such shares of Common Stock have been combined, consolidated, converted, merged or reclassified) which, if the Series B Preferred Stock had been converted immediately prior to such time, such holder would have owned upon such conversion and been entitled to receive by virtue of such dividend, distribution, subdivision, split, combination, consolidation, conversion, merger or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

8. Notices. Any notice required or permitted by the provisions of Part C of this Article IV to be given to a holder of shares of Series B Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V

LIMITATION OF DIRECTOR LIABILITY

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VI

INDEMNIFICATION

The Corporation shall indemnify, advance expenses for, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees and costs) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal, or modification of this Article XI shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VII

CORPORATE OPPORTUNITIES

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series A Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article XII will only be prospective and will not affect the rights under this Article XII in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

ARTICLE VIII

BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend, or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided, however, that any Bylaw provision adopted or amended by the Board of Directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

ARTICLE IX

AMENDMENTS

The Corporation shall have the right, subject to any express provisions or restrictions contained in this Restated Certificate or the Bylaws, from time to time, to amend, alter, or repeal any provision of this Restated Certificate in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Restated Certificate or any amendment thereof are conferred subject to such right.

ARTICLE X

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS

The Corporation shall not be governed by or subject to Section 203 of the DGCL.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the DGCL.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation’s Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 19th day of November, 2020.

/s/ Dennis L. Smith
DENNIS L. SMITH, Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 4, 2020 (November 25, 2020)

REMEMBRANCE GROUP, INC.
(Exact name of issuer as specified in its charter)

Delaware	46-3135405
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

365 5th Ave South, Suite 201, Naples, FL 34102
(Full mailing address of principal executive offices)

(239) 666-3440
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series A Preferred Stock

ITEM 8. CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

Second Closing of Private Placement

On November 25, 2020, the Company filed a Form 1-U that reflected the initial closing of a “best efforts” private placement, which occurred on November 23, 2020, to accredited investors (as defined in Rule 501 of Regulation D promulgated under the Securities Act) (the “Private Placement”) pursuant to which it raised a total of $1 million in new capital and cancelled outstanding indebtedness and accrued interest thereon of $1,885,000 through the sale of 2,575,892 shares (each a “Share” and, collectively, the “Shares”) of its Series B Convertible Preferred Stock at an offering price of $1.12 per Share, with accompanying five year warrants (the “Warrants”) to purchase an aggregate of 643,973 shares of Common Stock at an exercise price of $1.12 per share of Common Stock (with coverage being at a rate of 25%) (the “Initial Closing”). Of the total number of securities sold, 1,683,035 of the Shares along with Warrants to purchase 420,759 shares of Common Stock were issued in exchange for $1,600,000 in principal amount of, and $285,000 in accrued but unpaid interest in, convertible notes and 892,857 of the Shares along with Warrants to purchase 223,214 shares of Common Stock were sold for an aggregate amount of $1,000,000.

On November 25, 2020, the Company completed a second closing of the Private Placement (the “Second Closing”) pursuant to which it raised an additional $2 million in new capital through the sale of 1,785,714 Shares at an offering price of $1.12 per Share, with accompanying Warrants to purchase an aggregate of 446,429 shares of Common Stock at an exercise price of $1.12 per share of Common Stock (with coverage being at a rate of 25%).

Under the terms of the Private Placement, the Company is required to redeem the Series B Convertible Preferred Stock on the last day of the 42nd month following the initial issuance of Series B Convertible Preferred Stock. Each Share is convertible at any time at the holder’s option into one (1) share of Common Stock (subject to customary anti-dilution adjustments). Each Share will automatically convert upon the consummation by the Company of a qualified offering in which the Company raises at least $20 million.

An SEC registered and FINRA member broker-dealer acted as placement agent with respect to the Second Closing and will receive a cash fee equal to 6% of the capital raised in the Private Placement from new investors. The broker-dealer will not receive any compensation with respect to securities issued upon conversion of the convertible notes.

Among the total number of securities offered and sold in the Private Placement, 3,468,749 of the Shares along with Warrants to purchase 867,188 shares of Common Stock were not registered under the Securities Act of 1933, as amended (the “Securities Act”), and were sold pursuant to an exemption from registration provided under Section 4(a)(2) of the Securities Act and Regulation D, Rule 506(b) promulgated thereunder. The other 892,857 of the Shares along with Warrants to purchase 223,214 shares of Common Stock, which were issued in cancellation of convertible notes during the Initial Closing, were not registered under the Securities Act, and were sold pursuant to an exemption from registration provided under Section 3(a)(9) of the Securities Act of 1933.

Exhibit Index

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation [Incorporated by reference to the Form 1-U of Remembrance Group, Inc. filed by the Company with the Securities and Exchange Commission on November 25, 2020]
4.1*	Form of Warrant
6.1*	Form of Subscription Agreement for Series B Preferred Stock
6.2*	Form of Conversion Agreement

*	Filed herewith

1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 4, 2020	REMEMBRANCE GROUP, INC.

	By:	/s/ Dennis L. Smith
Dennis L. Smith
Chief Executive Officer

2

Exhibit 4.1

THIS WARRANT AND THE UNDERLYING SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS OR UNLESS OFFERED, SOLD, PLEDGED, HYPOTHECATED OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS. THE COMPANY SHALL BE ENTITLED TO REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED TO THE EXTENT THAT AN OPINION IS REQUIRED PURSUANT TO THE AGREEMENT UNDER WHICH THE SECURITIES WERE ISSUED.

REMEMBRANCE GROUP, INC.

WARRANT #[__] TO PURCHASE [__] SHARES OF COMMON STOCK

Issue Date: November 13, 2020

Expiration Date: November 13, 2025

THIS CERTIFIES that, for value received, [__], its successors and permitted assigns (the “Holder”), is entitled, upon the terms and subject to the conditions hereinafter set forth, to subscribe for and purchase from Remembrance Group, Inc., a Delaware corporation with principal offices at 365 5th Ave South, Suite 201, Naples, FL 34102 (the “Company”), together with its successors and assigns including, without limitation, any entity in to which the Company may convert or merge with, [__] Shares of the Company’s Common Stock (the “Shares”), at the Exercise Price (defined below), subject to the provisions and upon the terms and conditions hereinafter set forth.

As used herein, the term “Exercise Price” shall mean $1.12 per Share, subject to adjustment pursuant to Section 3 below. As used herein the term “Exercise Period” shall mean the period commencing on the date of issuance and ending on the fifth anniversary years from such date.

1. Method of Exercise; Payment.

(a) Cash Exercise. The purchase rights represented by this Warrant to purchase Shares (this “Warrant”) may be exercised by the Holder, in whole or in part, at any time during the Exercise Period by: (i) the surrender of this Warrant (with the notice of exercise form (the “Notice of Exercise”) attached hereto as Exhibit A duly executed) at the principal office of the Company; and (ii) the payment to the Company of an amount equal to the Exercise Price multiplied by the number of Shares being purchased, which amount may be paid, at the election of the Holder, by wire transfer or certified check payable to the order of the Company. The person or persons in whose name(s) any certificate(s) representing Shares shall be issuable upon exercise of this Warrant shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the Shares represented thereby (and such Shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised.

(b) Certificates. In the event of any exercise of the rights represented by this Warrant, if the Shares are certificated, certificates for the Shares so purchased shall be delivered to the Holder and, unless this Warrant has been fully exercised, a new Warrant representing the Shares with respect to which this Warrant shall not have been exercised shall also be issued to the Holder within such time.

2. Stock Fully Paid; Reservation of Shares. All of the Shares issuable upon the exercise of the rights represented by this Warrant will, upon issuance and receipt of the Exercise Price therefor, be fully paid and free from all preemptive rights, rights of first refusal or first offer, taxes, liens and charges with respect to the issuance thereof. During such time as this Warrant remains outstanding and exercisable, the Company shall at all times have authorized and reserved for issuance sufficient Shares for issuance upon exercise in full of this Warrant.

3. Adjustment of Exercise Price and Number of Shares. The number and kind of Shares purchasable upon the exercise of this Warrant and the Exercise Price therefor shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

(a) Stock Splits, Dividends and Combinations. In the event that the Company shall at any time subdivide the outstanding Shares, or shall issue a dividend on its outstanding Shares, the number of Shares issuable upon exercise of this Warrant immediately prior to such subdivision or issuance of such dividend shall be proportionately increased, and the Exercise Price shall be proportionately decreased, and in the event that the Company shall at any time combine the outstanding Shares, the number of Shares issuable upon exercise of this Warrant immediately prior to such combination shall be proportionately decreased, and the Exercise Price shall be proportionately increased, effective at the close of business on the date of such subdivision, dividend or combination, as the case may be.

(b) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Shares (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 3), provision shall be made so that the Holder of this Warrant will thereafter be entitled to receive upon exercise of this Warrant the number of securities or property of the Company to which a holder of Shares would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 3 with respect to the rights of the Holder of this Warrant after the recapitalization to the end that the provisions of this Section 3 (including adjustment of the Exercise Price then in effect and the number of Shares issuable upon exercise of this Warrant) shall be applicable after that event in as nearly an equivalent manner as may be practicable.

(c) Merger. If at any time there is to occur (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any acquisition of equity securities, reorganization, merger or consolidation but excluding any sale of equity securities for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such transaction or series of transactions; or (b) a sale of all or substantially all of the assets of the Company (each, a “Merger Event”), then at least ten (10) days prior to the anticipated closing of such Merger Event, the Company shall give written notice thereof to the Holder at the address of such Holder as shown on the books of the Company, which notice shall provide reasonable details of the anticipated Merger Event. Any written notice by the Company required or permitted hereunder shall be given by hand delivery or first-class mail, postage prepaid, addressed to the Holder at the address shown on the books of the Company for the Holder.

(d) Notices. Upon any adjustment of the Exercise Price and any increase or decrease in the number of Shares purchasable upon the exercise of this Warrant in accordance with Section 3 hereof, then, and in each such case, the Company shall give written notice thereof to the Holder at the address of such Holder as shown on the books of the Company, which notice shall state the Exercise Price as adjusted and, if applicable, the increased or decreased number of Shares purchasable upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation of each. Any written notice by the Company required or permitted hereunder shall be given by hand delivery or first-class mail, postage prepaid, addressed to the Holder at the address shown on the books of the Company for the Holder.

4. Fractional Shares. No fractional Shares will be issued in connection with any exercise hereunder, but in lieu of such fractional Shares the Company shall round up the number of Shares to the next whole number of Shares.

5. Rights of Members or Stockholders. Nothing contained herein shall confer upon the Holder any of the rights of a member or stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to members or stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of equity securities, reclassification of equity securities, change of par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have been issued.

6. Representations, Warranties of The Holder

The Holder represents and warrants to the Company as follows:

(a) Purchase for Own Account. This Warrant and the securities to be acquired upon exercise of this Warrant by Holder are being acquired for investment for Holder’s account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Act. Holder also represents that it has not been formed for the specific purpose of acquiring this Warrant or the Shares.

(b) Disclosure of Information. Holder is aware of the Company’s business affairs and financial condition and has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the acquisition of this Warrant and its underlying securities. Holder further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of this Warrant and its underlying securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Holder or to which Holder has access.

(c) Investment Experience. Holder understands that the purchase of this Warrant and its underlying securities involves substantial risk. Holder has experience as an investor in securities of companies in the development stage and acknowledges that Holder can bear the economic risk of such Holder’s investment in this Warrant and its underlying securities and has such knowledge and experience in financial or business matters that Holder is capable of evaluating the merits and risks of its investment in this Warrant and its underlying securities and/or has a preexisting personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables Holder to be aware of the character, business acumen and financial circumstances of such persons.

(d) Accredited Investor Status. Holder is an “accredited investor” within the meaning of Regulation D promulgated under the Act.

(e) The Act. Holder understands that this Warrant and the Shares issuable upon exercise hereof have not been registered under the Act in reliance upon a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of the Holder’s investment intent as expressed herein. Holder understands that this Warrant and the Shares issued upon any exercise hereof must be held indefinitely unless subsequently registered under the Act and qualified under applicable state securities laws, or unless exemption from such registration and qualification are otherwise available. Holder is aware of the provisions of Rule 144 promulgated under the Act.

7. Miscellaneous.

(a) This Warrant shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflict of laws.

(b) The terms of this Warrant shall be binding upon and shall inure to the benefit of any successors or permitted assigns of the Company or the Holder.

(c) Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, the Company, at its expense, will execute and deliver to the holder of record, in lieu thereof, a new Warrant of like date and tenor.

(d) Notwithstanding anything herein to the contrary, in no event will the Holder hereof be entitled to receive a net-cash settlement as liquidated damages in lieu of physical settlement in Shares, regardless of whether the Shares underlying this Warrant are registered pursuant to an effective registration statement; provided, however, that the foregoing will not preclude the Holder from seeking other remedies at law or equity for breaches by the Company of its registration obligations hereunder.

(e) This Warrant and any provision hereof may be amended, waived or terminated only by an instrument in writing signed by the Company and the Holder.

(e) This Warrant may be executed in counterparts, each of which when so executed shall be deemed an original, but both of which when taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the Company and the Holder has executed this Warrant as of the date first written above.

COMPANY:

REMEMBRANCE GROUP, INC.

By:
	Name:	Dennis L. Smith
	Title:	Chief Executive Officer

HOLDER:

[__]

By:
	Name:	[__]

EXHIBIT A
NOTICE OF EXERCISE

TO:	REMEMBRANCE GROUP, INC.

Attention: Chief Executive Officer

1. The undersigned hereby elects to purchase _______________ Shares pursuant to the terms of this Warrant, and tenders herewith payment of the purchase price of such Shares in full.

2. Please issue a certificate or certificates representing said Shares in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

By:

Name:
(please print)

Title:

Date:

Exhibit 6.1

SUBSCRIPTION AGREEMENT

Board of Directors of

REMEMBRANCE GROUP, INC.

365 5th Ave South, Suite 201

Naples, FL 34102

This Subscription Agreement (this “Agreement”) has been executed by each subscriber executing a counterpart signature page attached hereto and set forth on Schedule I (each, a “Subscriber”) in connection with the private placement (the “Offering”) of REMEMBRANCE GROUP, INC., a Delaware corporation (the “Company”). Pursuant to the Offering, the Company is seeking to raise up to Four Million, Eight Hundred Eighty-Four Thousand, Nine Hundred Ninety Nine Dollars and Eighty Four Cents ($4,884,999.84) through the sale of 4,361,607 shares of the Company’s Series B Convertible Preferred Stock, $0.0001 par value per share (“Series B Convertible Preferred Stock”), at a purchase price of $1.12 per share (the “Purchase Price”), along with warrants (the “Warrants”) to purchase a number of shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), that is equal to 25.11% of the number of shares of Series B Convertible Preferred Stock being issued to the Subscribers, to the respective persons and in the respective amounts set forth on Schedule I. Certain Subscribers will be paying the Purchase Price for the securities being purchased through the cancellation of Convertible Notes (as defined below) and the amount to be raised in the Offering referred to above includes deemed proceeds resulting from such conversion of the Convertible Notes.

Subscribers who previously purchased $1,600,000 in principal amount of the Company’s 12% convertible notes (the “Convertible Notes”) shall have the right to convert the Convertible Notes, along with accrued but unpaid interest, into approximately 1,683,036 shares of the Series B Convertible Preferred Stock, along with the corresponding amount of the Warrants, in this Offering, in lieu of paying the Purchase Price in cash.

The shares of Series B Convertible Preferred Stock and the Warrants being subscribed for pursuant to this Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Offering is being made exclusively to a select few “accredited investors,” as defined in Regulation D under the Securities Act, known to the Company.

1. Subscription. Each undersigned Subscriber hereby subscribes to purchase the number of shares of Series B Convertible Preferred Stock and Warrants set forth on its respective signature page attached hereto, subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements contained herein. The Company may accept subscriptions and deposit funds in its corporate account in one or several closings (each a “Closing”) that will occur on or before November 30, 2020, as such date may be extended by the Company in its sole discretion.

2. Payment. Each Subscriber who is purchasing shares of the Class B Convertible Preferred Stock and Warrants in this Offering for cash agrees to furnish the aggregate Purchase Price for the shares to the Company via wire transfer in the amount indicated on the signature page of this Agreement in accordance with the wire instructions furnished to the Subscriber; provided, however, that holders of Convertible Notes who are purchasing shares of the Class B Convertible Preferred Stock and Warrants in this Offering shall pay the Purchase Price through the conversion of the Convertible Notes pursuant to separate Conversion Agreements, dated on or about the date hereof, between such holders and the Company.

3. Representations and Warranties of the Company. The Company hereby represents and warrants to each Subscriber the following:

(a) Organization and Qualification. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware. The Company has all requisite power and authority to carry on its business as currently conducted, other than such failures that would not reasonably be expected to have a material adverse effect on the Company’s business, properties or financial condition (a “Material Adverse Effect”).

(b) Authorization. As of the first Closing, all action on the part of the Company, its board of directors, officers and existing stockholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of the Company hereunder shall have been taken, and this Agreement, assuming due execution by the parties hereto and thereto, will constitute valid and legally binding obligations of the Company, enforceable in accordance with its terms, subject to: (i) judicial principles limiting the availability of specific performance, injunctive relief, and other equitable remedies and (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights.

(c) Capitalization. The Company is currently authorized to issue Forty Million (40,000,000) shares of Common Stock. Immediately prior to the initial closing of this Offering or the initial closing of the Company’s ongoing Series A Preferred Stock Regulation A offering (the “Series A Offering”), whichever comes first, the Company will file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation which will authorize Forty Million (40,000,000) shares of Common Stock and Ten Million (10,000,000) shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”). Of the Preferred Stock, 1,200,000 shares will be designated as Series A Preferred Stock, that number of shares being offered in the ongoing Series A Offering, and 4,500,000 shares will be designated as Series B Convertible Preferred Stock. As of the date of this Agreement, a total of 12,500,653 shares of the Company’s Common Stock are issued and outstanding. No shares of Preferred Stock are issued or outstanding. Additionally, there are (i) outstanding warrants to purchase 150,000 shares of Common Stock and (ii) the Convertible Notes which, along with accrued but unpaid interest, are expected to be converted into approximately 1,683,036 shares of Series B Convertible Preferred Stock as part of this Offering. All of the issued and outstanding shares of the Company’s capital stock have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable state and federal securities law and any rights of third parties. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the Offering. Other than indicated above, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock. The issue and sale of the Series B Convertible Preferred Stock in this Offering will not obligate the Company to issue shares of Series B Convertible Preferred Stock or other securities to any person (other than subscribers) and will not result in a right of any securityholder in Company securities to adjust the exercise, conversion, exchange or reset price under such securities. There are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the security holders of the Company relating to the securities of the Company held by them.

2

(d) Valid Issuance of the Securities. The shares of Series B Convertible Preferred Stock, the Warrants and the shares of Common stock issuable upon conversion of the Series B Convertible Stock and exercise of the Warrants (together, the “Securities”), when issued, sold and delivered in accordance with the terms of this Agreement or of the relevant Securities, as applicable, for the consideration expressed herein and therein, shall be duly and validly issued.

(e) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the offer, sale or issuance of the shares of Series B Convertible Preferred Stock being sold in this Offering, except for the following: (i) the filing of such notices as may be required under the Securities Act and (ii) the compliance with any applicable state securities laws, which compliance will have occurred within the appropriate time periods therefor.

(f) Litigation. There are no actions, suits, proceedings or investigations pending or, to the best of the Company’s knowledge, threatened before any court, administrative agency or other governmental body against the Company which question the validity of this Agreement or the right of the Company to enter into it, or to consummate the transactions contemplated hereby, or which would reasonably be expected to have a Material Adverse Effect. The Company is not a party or subject to, and none of its assets is bound by, the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which would reasonably be expected to have a Material Adverse Effect.

(g) No General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Series B Convertible Preferred Stock or the Warrants by any form of general solicitation or general advertising (within the meaning of Regulation D).

4. Representations and Warranties of the Subscriber. Each Subscriber represents and warrants to the Company the following:

(a) The Subscriber has the knowledge and experience in financial and business matters necessary to evaluate the merits and risks of its prospective investment in the Company, and has carefully reviewed and understands the risks of, and other considerations relating to, the purchase of Series B Convertible Preferred Stock, including, without limitation, the risk factors related to the Company and businesses in this industry and the tax consequences of the investment, and has the ability to bear the economic risks of the investment. Specifically, the Subscriber acknowledges and confirms that the Subscriber has carefully reviewed the risk factors described in the Company’s offering circular filed with the U.S. Securities and Exchange Commission pursuant to Rule 253(g)(1) on June 4, 2020 (File No. 024-11179), which risk factors are incorporated herein by this reference.

3

(b) The Subscriber is acquiring the Series B Convertible Preferred Stock and the Warrants for investment for its own account and not with the view to, or for resale in connection with, any distribution thereof, except for a resale or distribution that complies with the Securities Act and all other applicable state securities laws. The Subscriber understands and acknowledges that neither the Series B Convertible Preferred Stock nor the Warrants have been registered under the Securities Act or any state securities laws, by reason of a specific exemption from the registration provisions of the Securities Act and applicable state securities laws, which depends upon, among other things, the bona fide nature of the investment intent as expressed herein. The Subscriber further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to any third person with respect to any of the Series B Convertible Preferred Stock or the Warrants. The Subscriber understands and acknowledges that the Offering of the Series B Convertible Preferred Stock and the Warrants pursuant to this Agreement will not be registered under the Securities Act nor under the state securities laws on the ground that the sale provided for in this Agreement and the issuance of securities hereunder is exempt from the registration requirements of the Securities Act and any applicable state securities laws.

(c) The Subscriber understands that no public market now exists, and there may never be a public market for, the Series B Convertible Preferred Stock or the Warrants.

(d) The Subscriber understands that neither the Series B Convertible Preferred Stock nor the Warrants carry voting rights and that the subscriber will only be entitled to voting rights as a holder of Common Stock if and when the Series B Convertible Preferred Stock is converted into, and/or the Warrants are exercised for, Common Stock.

(e) The Subscriber understands that the Series B Convertible Preferred Stock will rank senior to the Series A Preferred Stock that will be issued if and when there is a closing of the Series A offering.

(f) The Subscriber has received and reviewed information about the Company and has had an opportunity to discuss the Company’s business, management and financial affairs with its management. The Subscriber understands that such discussions, as well as any written information provided by the Company, were intended to describe the aspects of the Company’s business and prospects which the Company believes to be material, but were not necessarily a thorough or exhaustive description, and except as expressly set forth in this Agreement, the Company makes no representation or warranty with respect to the completeness of such information and makes no representation or warranty of any kind with respect to any information provided by any entity other than the Company. Some of such information may include projections as to the future performance of the Company, which projections may not be realized, may be based on assumptions which may not be correct and may be subject to numerous factors beyond the Company’s control.

(g) As of the Closing, all action on the part of Subscriber, and its officers, directors and partners, if applicable, necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of the Subscriber hereunder and thereunder shall have been taken, and this Agreement, assuming due execution by the parties hereto, constitutes valid and legally binding obligations of the Subscriber, enforceable in accordance with its terms, subject to: (i) judicial principles limiting the availability of specific performance, injunctive relief, and other equitable remedies and (ii) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect generally relating to or affecting creditors’ rights.

4

(h) The Subscriber is an “accredited investor” as defined in Rule 501 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act, and shall submit to the Company such further assurances of such status as may be reasonably requested by the Company.

(i) The Subscriber or its duly authorized representative realizes that because of the inherently speculative nature of businesses of the kind conducted and contemplated by the Company, the Company’s financial results may be expected to fluctuate from month to month and from period to period and will, generally, involve a high degree of financial and market risk that could result in substantial or, at times, even total losses for investors in securities of the Company.

(j) The Subscriber has adequate means of providing for its current and anticipated financial needs and contingencies, is able to bear the economic risk for an indefinite period of time and has no need for liquidity of the investment in the Series B Convertible Preferred Stock and Warrants and could afford complete loss of such investment.

(k) The Subscriber is not subscribing for Series B Convertible Preferred Stock and Warrants as a result of or subsequent to any advertisement, article, notice or other communication, published in any newspaper, magazine or similar media or broadcast over television, radio, or the internet, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to the Subscriber in connection with investments in securities generally.

(l) All of the information that the Subscriber has heretofore furnished or which is set forth herein is correct and complete as of the date of this Agreement, and, if there should be any material change in such information prior to the admission of the undersigned to the Company, the Subscriber will immediately furnish revised or corrected information to the Company.

(m) The Subscriber acknowledges that the Company has engaged Wilmington Securities, LLC, a FINRA member and SEC registered broker-dealer, to act as placement agent in connection with the Offering and to facilitate the conversion of the Convertible Notes. In consideration for the services provided by Wilmington Securities, LLC, the Company will pay to Wilmington at the Closing a cash fee that is equal to six percent (6%) of the gross proceeds of the Offering, excluding, however, the deemed proceeds resulting from the conversion of the Convertible Notes.

5. Transfer Restrictions. The Subscriber acknowledges and agrees as follows:

(a) The Securities will not be registered for sale under the Securities Act, in reliance on the private offering exemption in Section 4(a)(2) thereof; the Company does not intend to register any of the Securities under the Securities Act at any time in the future.

(b) The Subscriber understands that the certificates representing Securities, until such time as they have been registered under the Securities Act, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such certificates or other instruments):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED.

5

(c) No governmental agency has passed upon the Series B Convertible Preferred Stock or the Warrants or made any finding or determination as to the wisdom of any investments therein.

6. Closing Not Conditioned on Raising any Minimum Amount. The closing of this Offering is NOT conditioned on the Company raising any minimum amount of funds. The Company intends to immediately deposit any checks received or seek to have Subscribers wire subscription funds into its bank account so that such funds may immediately be used by the company for general corporate and working capital purposes. Any funds deposited will be immediately available to the Company and subject to the claims of Company creditors.

7. Modification. This Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

8. Notices.

(a) Form of Notice. All notices, requests, claims, demands and other communications between the parties shall be in writing and given (a) if to the Company, at the address set forth above, or (b) if to a Subscriber, at the address set forth on the signature page for such Subscriber (or, in either case, to such other address as the party shall have furnished to the other in writing in accordance with the provisions of this Section 8).

(b) Method of Notice. All notices shall be given (i) by delivery in person (ii) by a nationally recognized next day courier service, (iii) by first class, registered or certified mail, postage prepaid, (iv) by facsimile or (v) by electronic mail to the address of the party specified in this Agreement or such other address as either party may specify in writing.

(c) Receipt of Notice. All notices shall be effective upon (i) receipt by the party to which notice is given, or (ii) on the fifth (5th) day following mailing, whichever occurs first.

9. Assignability. This Agreement and the rights, interests and obligations hereunder are not transferable or assignable by any Subscriber and the transfer or assignment of the Series B Convertible Preferred Stock or the Warrants shall be made only in accordance with the Articles of Incorporation and Bylaws of the Company and all applicable laws.

10. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to the principles thereof relating to the conflict of laws.

11. “Piggyback” Registration Rights.

(a) Grant of Right. If the Company allows the inclusion of any shares of Common Stock held by a shareholder in a public offering registered under Section 5 of the Securities Act (other than in connection with registrations on Form S-4 or S-8 or any successor or similar forms), Subscribers shall be entitled to include the shares of Common Stock into which the shares of Series B Convertible Preferred Stock are convertible (the “Registrable Securities”) in such offering on a pro rata basis, provided that the aggregate amount to be included shall be at the discretion of the Company and the managing underwriter for such public offering. In order to participate in the public offering, each Subscriber must provide such information and execute such agreements and other documents as may be required of selling shareholders in the public offering by the Company and the managing underwriter.

6

(b) Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities, but the Subscribers shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Subscribers to represent them in connection with the sale of the Registrable Securities. In the event of such a proposed registration, the Company shall furnish the then holders of outstanding Registrable Securities with not less than thirty (30) days written notice prior to the proposed date of filing of such registration statement. Such notice to the holders shall continue to be given for each registration statement filed by the Company during the two (2) year period following the date of the initial Closing until such time as all of the Registrable Securities have been sold by the holder. The holders of the Registrable Securities shall exercise the “piggyback” rights provided for herein by giving written notice within ten (10) days of the receipt of the Company’s notice of its intention to file a registration statement. Except as otherwise provided in this Agreement, there shall be no limit on the number of times the Subscriber may request registration under this Section 11; provided, however, that such registration rights shall terminate on the second anniversary of the date of the initial Closing.

12. “Market Stand-Off” Agreement. Each Subscriber agrees that such Subscriber shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any Common Stock (or other securities) of the Company held by such Subscriber during the 180-day period following the effective date of the Company’s first firm commitment underwritten public offering of its Common Stock registered under the Securities Act (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation), provided that all officers and directors of the Company are bound by and have entered into similar agreements. Each Subscriber agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriters that are consistent with the Subscriber’s obligations under this Section 12 or that are necessary to give further effect to this Section 12. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company, each Subscriber shall provide, within 10 days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company’s securities pursuant to a registration statement filed under the Act. The obligations described in this Section 12 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future.

7

13. Miscellaneous.

(a) This Agreement constitutes the entire agreement between the Subscribers and the Company with respect to the Offering and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

(b) The representations and warranties of the Company and each Subscriber made in this Agreement shall survive the execution and delivery hereof and delivery of the Series B Convertible Preferred Stock.

(c) Each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Agreement and the transactions contemplated hereby, whether or not the transactions contemplated hereby are consummated.

(d) This Agreement may be executed in one or more original or facsimile counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

(e) Each provision of this Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Agreement.

(f) Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

(g) The Subscriber hereby agrees to furnish the Company such other information as the Company may request with respect to its subscription hereunder.

[Signature Pages Follow]

8

SIGNATURE PAGE TO

SUBSCRIPTION AGREEMENT

IN WITNESS WHEREOF, the Subscriber hereby executes this Subscription Agreement, as of November 13, 2020.

Cash Payment Subscription Amount: $

Number of Warrants:

SUBSCRIBER

Print Name

Signature

Name of Signatory (if an entity)

Title of Signatory (if an entity)

Address:

E-mail Address: ______________________

Agreed to and accepted as of ____________________.

REMEMBRANCE GROUP, INC.

By:
Name:	Dennis L. Smith
Title:	Chief Executive Officer

SCHEDULE I

(Subscribers)

Name	Address	Number of Shares of Series B Convertible Preferred Stock Purchased	Number of Warrant Shares	Aggregate Purchase Price

TOTAL

Exhibit 6.2

CONVERSION AGREEMENT

This CONVERSION AGREEMENT (this “Agreement”), dated as of November 13, 2020 (the “Effective Date”), is entered into by and between Remembrance Group, Inc., a Delaware corporation (the “Company”), and the holder of a Note (as defined below) listed on the signature page hereto (the “Holder”). Capitalized terms not otherwise defined in this Agreement shall have the meanings given to such terms in the Note (as defined below).

RECITALS

A. The Holder purchased from the Company, and the Company issued to the Holder, a convertible promissory note, dated as of the date set forth across from the Holder’s name on signature page of this Agreement (the “Note”), in the principal amount set forth across from the Holders name on the signature page of this Agreement;

B. The Note has accrued interest through a deemed closing date of November 15, 2020 (the “Interest Accrual Date”) in the amount set forth across from the Noteholder’s name on the signature page to this Agreement (such amount, together with the principal amount, the “Amount Owed”); and

C. The consummation of this Agreement is contingent upon the concurrent initial closing by the Company of an offering in the aggregate of up to 4,361,607 shares of the Company’s Series B Convertible Preferred Stock, $0.0001 par value per share (“Series B Convertible Preferred Stock”) along with warrants (the “Warrants” and together with the Series B Convertible Preferred Stock, the “Securities”) to purchase a number of shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), that is equal to 25% of the number of shares of Series B Convertible Preferred Stock being offered, for proceeds of up to Four Million, Eight Hundred Eighty-Four Thousand, Nine Hundred Ninety Nine Dollars and Eighty Four Cents ($4,884,999.84) (the “Offering”). The amount to be raised in the Offering includes deemed proceeds resulting from the conversion of the Note and other similar Notes.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and promises contained herein, and for other good and valuable consideration, the parties hereto agree as follows:

AGREEMENT

Section 1. Conversion. Upon execution of this Agreement by the Company and the Holder, with no further action by any party, the Amount Owed under the Note shall automatically convert into the number of shares of Series B Convertible Preferred Stock of the Company and Warrants set forth on the signature page to this Agreement. The parties hereby agree that the amount of the Amount Owed as of the Effective Date is as set forth on the signature page of this Agreement. The parties hereby agree that the number of shares of Series B Convertible Preferred Stock and Warrants into which the Amount Owed is convertible as of the Effective Date is set forth on the signature page of this Agreement. Promptly following the Effective Date, the Company will issue share and warrant certificates (“Certificates”) in the name of the Holder for the Securities. The Holder understands and agrees that the Securities shall be notated with the following legend or one similar to it along with any other legends required by the constituent instruments of the Company:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION TIIEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL TN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

Section 2. Discharge of Notes. Effective upon the conversion of the Note, the entire Amount Owed shall be deemed permanently discharged by conversion into the Securities, and the Note and all of the Company’s obligations thereunder shall be automatically terminated, released, cancelled and of no further force or effect; irrespective of whether the closing occurs before or after the Interest Accrual Date.

Section 3. Full Satisfaction. The Holder hereby agrees that, effective upon the conversion of the Note, and subject to the conversion described above, the Company shall not be obligated to pay any of the Amount Owed, and the Amount Owed and the Note shall be deemed to be for all purposes satisfied in full.

Section 4. Release. Effective upon the conversion of the Note, and subject to the conversion described above, the Holder hereby releases the Company from any and all liabilities the Company may have under or in connection with the Note and the Amount Owed.

Section 5. Company Indebtedness for Borrowed Money. The Company hereby represents to the Holder that immediately prior to the conversion of the Note, there was an aggregate of $1,885,000 in principal amount of outstanding convertible notes and accrued, but unpaid, interest thereon.

Section 6. Conditions to Consummate this Agreement. The conversion of the Note is contingent upon the concurrent closing by the Company of the Offering and shall take place automatically and, upon the foregoing, without any further action by the parties.

Section 7. Miscellaneous.

7.1 Subscription Agreement. By signing this Agreement, the Holder shall be deemed to have signed and become a party to the subscription agreement relating to the Offering (the “Subscription Agreement”), a copy of which is attached hereto as Exhibit A and incorporated herein by this reference.

7.2 Amendments and Waivers. No provisions of this Agreement shall be modified, waived or terminated, except by an instrument in writing signed by each party hereto.

2

7.3 Successors and Assigns. The provisions of this Agreement shall be binding upon the successors in interest, heirs and assigns to the Note or the Series Seed II Preferred Stock into which the Note is converted. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall in all other respects be interpreted, construed and governed by and in accordance with the laws of the State of Delaware, without regard to its conflicts of laws principles.

7.5 Severability. If any provision of this Agreement is found invalid or unenforceable by a court of competent jurisdiction, such provision shall be enforced to the maximum extent permissible by law and the other provisions of this Agreement shall remain in full force and effect.

7.6 Entire Agreement. This Agreement and the Subscription Agreement constitute the entire agreement between the parties pertaining to its subject matter and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions between the parties with respect to such subject matter, whether oral or written.

7.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute but one and the same agreement.

[Signature pages follow]

3

COMPANY:

REMEMBRANCE GROUP, INC.

By:
Name:	Dennis L. Smith
Title:	Chief Executive Officer

4

NOTEHOLDER:

Name of Noteholder

By:
Name:
Title:

Holder	Date of Note	Principal Amount of Note	Accrued and Unpaid Interest Under Note as of the Interest Accrual Date	Amount Owed	Shares of Series B Preferred Stock	Common Stock Warrants
$

5

EXHIBIT A

Subscription Agreement

6